UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

McCORMICK & COMPANY, INCORPORATED

(Name of Issuer)

Common Stock

  (Title of Class of Securities)

579780206

  (CUSIP Number)

W. Geoffrey Carpenter
c/o McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152
(410) 771-7301

with a copy to:

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC  20004
202-637-5600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	579780206
1	NAMES OF REPORTING PERSON Robert J. Lawless
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 493,754
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 493,754
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,754
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)* 4.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

    * See Item 5.

Explanatory Note

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2005, (the “Schedule 13D”) by Robert J. Lawless (the “Reporting Person”), as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on May 28, 2009, relating to the Common Stock, no par value (the “Common Stock”), of McCormick & Company, Incorporated (the “Issuer”), Amendment No. 2 to the Schedule 13D filed with the Commission on January 26, 2010 relating to the Common Stock of the Issuer, and Amendment No. 3 to the Schedule 13D filed with the Commission on June 29, 2010 relating to the Common Stock of the Issuer.  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5.     Interest in Securities of the Issuer

Items 5(a), (b) and (e) of the Schedule 13D, as amended, are restated as follows:

(a)	As of the date hereof, the Reporting Person beneficially owns, in aggregate, 493,754 shares of Common Stock, representing 4.0% of the Issuer’s outstanding shares.

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 493,754

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 493,754

(iv)	Shared power to dispose or direct the disposition: -0-

(e)  As of December 31, 2010, the Reporting Person was no longer the beneficial owner of more than five percent of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2014

Robert J. Lawless
By: /s/ Robert J. Lawless